

For Immediate Release

8x8, Inc.

8x8, Inc. Reports Record Fourth Quarter and Full-Year Fiscal 2011 Financial Results

Fiscal 2011 Revenue from Business Customers Grew 24.4% Year-over-Year; Quarterly Revenue Increased to a Record $18.2 Million

SUNNYVALE, Calif., -- May 11, 2011 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative business communications and cloud computing solutions, today announced record financial operating results for the fourth quarter and for the year of fiscal 2011, ended March 31, 2011.

Highlights

- Revenue from business customers increased 24.4% between fiscal 2010 and 2011
- Fiscal fourth quarter revenue was a record $18.2 million
- Fiscal fourth quarter net income increased 80.4% to a record $2.0 million
- Fiscal 2011 revenue increased 10.7% to $70.2 million with sequentially accelerating year-over-year revenue growth in all four quarters
- Fiscal 2011 net income increased 67.4% to $6.5 million
- Operating cash flow continued to improve; the Company generated $8.6 million in operating cash flow in fiscal 2011, a 3.4x increase over $2.5 million in fiscal 2010

Financial Results

Fourth Quarter of Fiscal 2011

Total revenue for the fourth quarter of fiscal 2011 was a record $18.2 million, up 14.6% from $15.9 million for the same period of fiscal 2010 and up 2.3% sequentially from $17.8 million in the previous quarter.

"We are pleased to report another record quarter and fiscal year, marked by a 24.4% year-over-year increase in revenue from business customers and the addition of a record number of new business customers through our inside sales force during the fourth quarter of fiscal 2011," said 8x8 Chairman & CEO Bryan Martin. "We'll be building on this momentum in fiscal 2012 with the expansion of our sales and distribution channels, spearheaded by the recent appointments of Kim Niederman as Senior Vice President of Sales and Don Trimble as Vice President of Channel Sales, the leveraging of our technology partnerships and the enhancement of our core managed service offerings."

The Company added 3,009 gross new business customers in the fiscal fourth quarter of 2011 and ended the period with 24,385 business customers in service, compared to gross

business customer additions of 2,875 in the same period last year and 2,798 in the prior quarter. Business customer churn during the fourth quarter of fiscal 2011 was 2.3%, down from 2.7% for the same period last year and up slightly from 2.2% in the prior quarter.

Operating income increased 128.7% to $2.0 million in the fourth fiscal quarter from $889,000 in the prior year period. Net income for the fourth quarter of fiscal 2011 was a record $2 million, or $0.03 per diluted share, an 80.4% increase over net income of $1.1 million, or $0.02 per diluted share, in the fourth quarter of fiscal 2010.

"The leverage in our business model is becoming increasingly robust," added Mr. Martin. "Revenue grew approximately twice as fast as expenses in the fourth quarter, enabling us to deliver a 128.7% year-over-year increase in operating income and an 80.4% increase in net income."

The Company ended the period with $18.4 million in cash, cash equivalents and investments compared to $18.1 million on March 31, 2010 and $20.5 million on December 31, 2010. Capital expenditures were $166,000 in the fourth quarter of fiscal 2011, compared to $123,000 in the year ago period and $811,000 in the prior quarter. In addition, during the fourth quarter of fiscal 2011, the Company repurchased 1,386,037 shares for a total of $3,784,991. Total shares outstanding as of March 31, 2011 were 62.4 million shares.

Full Year Fiscal 2011

For the fiscal year ending March 31, 2011, total revenue was a record $70.2 million, up 10.7% from $63.4 million for fiscal 2010.

Gross margin as a percentage of sales in fiscal 2011 was 67.8%, up from 67.1% in fiscal 2010. Service gross margin in fiscal 2011 was 77.7%, up from 76.8% in fiscal 2010. Research and development expense was $4.8 million in fiscal 2011, down 4.6% from $5.0 million in fiscal 2010. Selling, general, and administrative expense, which includes customer service, was up 8.8% to $36.5 million in fiscal 2011 from $33.5 million in the prior year.

Operating income increased 57.1% to $6.2 million in fiscal 2011 from $4.0 million in fiscal 2010. Net income in fiscal 2011 was $6.5 million, or $0.10 per diluted share, a 67.4% increase over net income of $3.9 million, or $0.06 per diluted share, in fiscal 2010.

Conference Call Information

Management will host a conference call to discuss these results and other matters related to the Company's business today, May 11, 2011, at 11:00 a.m. ET. The call is accessible via the following numbers and webcast links:

Dial In:	(877) 843-0417; domestic
	(408) 427-3791; international
Replay:	(800) 642-1687; domestic, ID 60128685
	(706) 645-9291; international, ID 60128685

Webcast: http://investors.8x8.com/
Additional presentation materials: http://virtualmeeting.8x8.com/Q4FY2011Earnings

Supplemental financial slides will be presented through 8x8's Virtual Meeting web conferencing portal, which can be accessed at: http://virtualmeeting.8x8.com/Q4FY2011Earnings.

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) leverages its patented software technologies to deliver high quality voice solutions with integrated messaging and video to businesses of any size with employees in any location on a wide variety of business telephony, web and mobile platforms. 8x8 also offers managed hosting and cloud-based computing services. For additional information, visit www.8x8.com, or connect with 8x8 on Facebook and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, 8x8 Virtual Office and 8x8 Virtual Office Pro are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
Joan.citelli@8x8.com
(408) 654-0970

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

	Three Months Ended March 31,				Twelve Months Ended March 31,			
	2011		**2010**		**2011**		**2010**	
Service revenues	$	16,900	$	14,588	$	64,998	$	58,683
Product revenues		1,284		1,279		5,165		4,713
Total revenues		18,184		15,867		70,163		63,396
Operating expenses:								
Cost of service revenues		3,718		3,309		14,508		13,599
Cost of product revenues		2,218		1,825		8,115		7,257
Research and development		1,191		1,308		4,819		5,049
Selling, general and administrative		9,024		8,536		36,477		33,516
Total operating expenses		16,151		14,978		63,919		59,421
Income from operations		2,033		889		6,244		3,975
Other income, net		26		3		138		53
Income (loss) on change in fair value of warrant liability		-		216		167		(146)
Income before provision for income taxes		2,059		1,108		6,549		3,882
Provision (benefit) for income taxes		48		(7)		55		3
Net income	$	2,011	$	1,115	$	6,494	$	3,879
Net income per share:								
Basic	$	0.03	$	0.02	$	0.10	$	0.06
Diluted	$	0.03	$	0.02	$	0.10	$	0.06
Weighted average number of shares:								
Basic		62,655		63,064		63,087		62,861
Diluted		65,956		63,992		65,873		63,262

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

		March 31, 2011		March 31, 2010
ASSETS				
Current assets				
Cash and cash equivalents	$	16,474	$	18,056
Investments		1,927		-
Accounts receivable, net		863		554
Inventory		2,105		2,174
Other current assets		707		665
Total current assets		22,076		21,449
Property and equipment, net		2,398		1,871
Other assets		2,110		392
Total assets	$	26,584	$	23,712
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	4,551	$	3,780
Accrued compensation		1,722		1,444
Accrued warranty		362		331
Deferred revenue		835		1,310
Other accrued liabilities		3,214		3,269
Total current liabilities		10,684		10,134
Other liabilities		39		111
Fair value of warrant liability		-		167
Total liabilities		10,723		10,412
Total stockholders' equity		15,861		13,300
Total liabilities and stockholders' equity	$	26,584	$	23,712

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Twelve Months Ended March 31,		
	2011		2010
Cash flows from operating activities:			
Net income	$ 6,494	$	3,879
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation and amortization	1,329		998
Stock-based compensation	458		204
Change in fair value of warrant liability	(167)		146
Change in inventory reserve	40		(422)
Change in doubtful accounts receivable	49		113
Other	(5)		3
Changes in assets and liabilities:			
Accounts receivable, net	(358)		(253)
Inventory	29		545
Other current and noncurrent assets	75		41
Deferred cost of goods sold	(16)		86
Accounts payable	916		(1,323)
Accrued compensation	278		180
Accrued warranty	31		3
Accrued taxes and fees	24		27
Deferred revenue	(475)		(944)
Other current and noncurrent liabilities	(113)		(792)
Net cash provided by operating activities	8,589		2,491
Cash flows from investing activities:			
Purchases of property and equipment	(2,057)		(1,052)
Restricted cash decrease	-		100
Purchase of investment	(2,000)		-
Purchase of strategic investment	(315)		-
Acquisition of Central Host, Inc., net of cash acquired	(998)		-
Sale of property and equipment	6		4
Net cash used in investing activities	(5,364)		(948)
Cash flows from financing activities:			
Capital lease payments	(38)		(50)
Repurchase of common stock	(7,662)		(212)
Buyback of employee stock options	(539)		-
Proceeds from exercise of warrants	880		-
Proceeds from issuance of common stock	278		-
Proceeds from issuance of common stock under employee stock plans	2,274		399
Net cash provided by (used in) financing activities	(4,807)		137
Net increase (decrease) in cash and cash equivalents	(1,582)		1,680
Cash and cash equivalents at the beginning of the period	18,056		16,376
Cash and cash equivalents at the end of the period	$ 16,474	$	18,056

8x8, Inc.
Selected Operating Statistics

	FQ409	FQ110	FQ210	FQ310	FQ410	FQ111	FQ211	FQ311	FQ411
Gross business customer additions (1)	2,792	2,907	2,609	2,785	2,875	2,756	2,450	2,798	3,009
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,245	1,371	1,416	1,331	1,616	1,592	1,459	1,524	1,645
Business customer churn (less cancellations within 30 days of sign-up) (2)	2.7%	2.7%	2.7%	2.4%	2.7%	2.5%	2.2%	2.2%	2.3%
Total business customers (3)	16,013	17,266	18,199	19,407	20,428	21,362	22,167	23,251	24,385
Business customer average monthly service revenue per customer (4)	$ 202	$ 196	$ 201	$ 204	$ 204	$ 208	$ 209	$ 209	$ 204
Overall service margin	71%	76%	76%	78%	77%	78%	78%	77%	78%
Overall product margin	-50%	-75%	-42%	-59%	-43%	-38%	-57%	-65%	-73%
Overall gross margin	59%	66%	67%	68%	68%	68%	68%	68%	67%
Business subscriber acquisition cost per service (5)	$ 118	$ 93	$ 90	$ 102	$ 97	$ 109	$ 108	$ 99	$ 91
Average number of services subscribed to per business customer	6.6	6.9	7.1	7.3	7.5	7.5	7.7	7.8	8.0
Business customer subscriber acquisition cost (6)	$ 785	$ 638	$ 638	$ 749	$ 723	$ 818	$ 826	$ 768	$ 725

(1) Includes 49 hosting customers acquired in the first quarter of fiscal 2011 from Central Host, Inc. ("Central Host").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(3) Business customers are defined as customers paying for service. Customers that are currently in the 30-day trial period are considered to be customers that are paying for service.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period.

(6) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.